

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 12, 2018

Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Ave., Suite 1200
Irvine, CA 92614

> **Re:** **Pacific Premier Bancorp, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 6, 2018**
> **File No. 333-224167**

Dear Mr. Gardner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services